[Letterhead of Blank Rome LLP]

Phone: (212) 885-5372
Fax: (917) 332-3762
Email: rdistefano@blankrome.com

October 6, 2006

VIA EDGAR AND BY HAND

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Iconix Brand Group, Inc.
Response Letter Dated September 12, 2006
Amendment No. 2 to Registration Statement on Form S-4
Filed September 28, 2006
File No. 333-135496
Amended Annual Report on Form 10-K/A for the Fiscal Year Ended
December 31, 2005
Filed September 28, 2006

Dear Mr. Owings:

On behalf of our client, Iconix Brand Group, Inc. (“Iconix” or the “Company”), we are forwarding this letter to provide the Company’s response to the Staff’s comment, set forth below, in its letter dated October 5, 2006 concerning Amendment No. 2 to the Registration Statement on Form S-4 (“Registration Statement”), filed by the Company on September 28, 2006, File No. 333-135496, and the Company’s Amended Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2005, filed by the Company on September 28, 2006.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

1.
We note that you restated your financial statements without filing an Item 4.02 Form 8-K. Please tell us what consideration you gave to filing an Item 4.02 Form 8-K. Item 4.02 of Form 8-K Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154).

U.S. Securities and Exchange Commission

October 6, 2006

RESPONSE: In connection with the Company’s consideration of the Staff’s prior comment regarding the restatement of the Company’s consolidated statements of cash flows included with its Form 10-K for the year ended December 31, 2005, and its determination to restate those financial statements, the Company carefully considered whether such restatement would necessitate the filing of a Form 8-K under Item 4.02 thereof. The Company’s view is that a Form 8-K is required to be filed under Item 4.02 only when there are significant changes to its financial statements which would lead to a conclusion that the financial statements should not be relied upon.

As part of its analysis, the Company reviewed the requirements of APB 20, and concluded, after consulting with the Company’s independent registered public accountants (the “Auditors”) and legal counsel, that, notwithstanding the prior error and proposed restatement, the previously issued financial statements could still be relied upon. Moreover, at no point in the Company’s discussions with representatives of the Auditors regarding the restatement did the representatives indicate that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review relating to the previously issued financial statements.

The Company determined that, given the nature and insignificance of the error, the changes were not material for the following reasons:

•
The purpose of the cash flow statement is to present to investors or potential investors the ability of the Company to pay expenses and meet obligations as they become due. The Company’s management believed, and continues to believe, that the restatement of the classifications should have no material impact on any decisions being reached by a reader of the financial statements.

•
The restatement would relate to the classification in the consolidated statements of cash flows for activities related to net factored accounts receivable and payable to factor from financing activities to operating activities. As discussed in Note 8 to the consolidated financial statements, the Company has ceased all factoring arrangements. Accordingly, there will no longer be any cash flow activities relating to net factored accounts receivable and payable to factor in future periods.

U.S. Securities and Exchange Commission

October 6, 2006

•
The restatement would solely affect the classification of the activities and the subtotals of cash flows from operating and financing activities presented in the restated consolidated statements of cash flows, with no impact on the net increase (decrease) in total cash set forth in the consolidated statements of cash flows for any of the previously reported periods, nor any impact on the Company’s operating performance or financial position.

•	The changes related to a prior period during which the Company operated under the different business model (i.e., as an operating company instead of a licensing entity).

We trust that the foregoing satisfactorily addresses the Staff’s comment. Accordingly, we would greatly appreciate your allowing the Company to today request acceleration of effectiveness of the Registration Statement (with effectiveness being granted on Tuesday, October 10, 2006), so that the proxy statement/prospectus can thereupon be mailed and the Mossimo, Inc. stockholders meeting held this month. Thank you in advance for your assistance. If you have any questions, please feel free to contact the undersigned at (212) 885-5372.

Very truly yours,

/s/ Richard DiStefano
Richard DiStefano

cc:	William Choi
Peggy Kim, Esq.
John Fieldsend, Esq.
Andrew Blume
Neil Cole
Deborah Stehr, Esq.
Warren Clamen
Andrew Tarshis, Esq.
Robert J. Mittman, Esq.
Ethan Seer, Esq.
Peter J. Tennyson, Esq.
William C. Manderson, Esq.